

April 21, 2011

William A. Sanger
Chief Executive Officer
Emergency Medical Services Corporation
6200 S. Syracuse Way
Suite 200
Greenwood Village, CO
80111

      Re: **Emergency Medical Services Corporation**
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed March 25, 2011
              File No. 001-32701

Dear Mr. Sanger:

      We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  Max A. Webb
                  Assistant Director